EXHIBIT 99.1

Electra Achieves Technical Grade Lithium Carbonate in Recycling Program

TORONTO, Sept. 24, 2024 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce the successful achievement of greater than 99% purity, or technical grade, lithium carbonate product. These results further bolster the Company’s ability to produce high-quality, technical and battery-grade products from its black mass recycling project.

“Our proprietary hydrometallurgical process has demonstrated repeatedly that it can successfully produce high-quality, saleable products, now including lithium carbonate, along with nickel-cobalt MHP and graphite,” said Electra CEO, Trent Mell. “This achievement of technical grade lithium carbonate at a plant scale may be the first such achievement in North America. It is critical we not only continue to develop the onshore supply chain, but also a closed-loop solution to battery recycling, as EV adoption rates increase.

“This year, we have received a C$5 million funding commitment from the Government of Canada to develop this next phase of our business, and results such as this will help drive that program forward as we look to scale up,” Mell continued. “Our new joint venture with the Three Fires Group, Aki Battery Recycling, is another critical component in solidifying the future for Electra’s recycling program, as it will provide a steady source of black mass for future continuous operations.”

“This is another solid achievement by our technical and operating teams at the Ontario refinery site, completed by leveraging our existing assets and minimizing cost. This achievement complements our prior production of nickel-cobalt MHP and graphite, and further supports the business case for a larger, continuous recycling process” said Mark Trevisiol, Vice President of Project Development.

Black mass, the material remaining once expired lithium-ion batteries are shredded and all casings separated, contains high-value elements, including lithium, nickel, cobalt, manganese, copper, and graphite, that once recovered, can be recycled to produce new lithium-ion batteries. In 2023, Electra commenced the processing of 40 tonnes of black mass at its refining complex north of Toronto to trial its proprietary recycling process. The program is believed to have been the first plant-scale hydrometallurgical recycling of black mass material in North America as well as the first domestic production of nickel-cobalt mixed hydroxide precipitate product (“MHP”). Electra successfully recovered MHP, lithium carbonate, graphite and other commercial products.

Recycling of battery materials will become increasingly important to reducing the carbon footprint of the EV supply chain and decreasing reliance on foreign countries for critical minerals given the strong demand for critical minerals and the looming supply deficit of metals such as nickel and cobalt.

Aki Battery Recycling, a recently launched joint venture between Electra and the Three Fires Group (September 18, 2024), will source and process end-of-life and off-spec lithium-ion batteries from manufacturers to produce black mass at a state-of-the-art facility to be established in southern Ontario. The black mass will then be further treated using Electra’s proprietary process at its Ontario hydrometallurgical refinery to recover critical minerals that can be reintroduced into the battery supply chain.

Electra’s near-term priority is to recommission and expand its Ontario cobalt refinery. The Company’s longer-term vision includes battery recycling and nickel production, thereby onshoring additional critical mineral refining processes needed for the North American electric vehicle battery supply chain.

Company Update

Electra also announces that following receipt of notice from The Nasdaq Stock Market LLC (“Nasdaq”) of noncompliance with the minimum bid price requirement ("Minimum Bid Requirement") of US$1.00 per share under Nasdaq Listing Rule 5550(a)(2) on September 17, 2024, it has successfully submitted a request for an appeal of Nasdaq's determination pursuant to the procedures set forth in the Listing Rules. The appeal hearing date has been set for November 5, 2024, and the Company’s shares will continue to trade on Nasdaq until this date.

If at any time before November 5, 2024, the bid price of the Company’s shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement and the appeal hearing will be cancelled.

In the event the appeal is successful, the Company expects to receive additional time in which to regain compliance with the Minimum Bid Requirement. There can be no assurance that the appeal will be successful or that the Company will be able to regain compliance. This matter does not impact the listing of the shares on the TSX Venture Exchange.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the electric vehicle supply chain and provide a North American solution for EV battery materials refining. In addition to building North America’s only cobalt sulfate refinery, its strategy includes integrating black mass recycling, potential cobalt sulfate processing in Bécancour, Quebec, and exploring nickel sulfate production potential within North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.